                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                        PREMIER RESEARCH WORLDWIDE, LTD.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   740568 10 0
                                 (CUSIP Number)


                              James H. Carll, Esq.
         Archer & Greiner, One Centennial Square, Haddonfield, NJ 08033
                                 (856-795-2121)

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 27, 1999
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box[ ].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on the following pages)
                               Page 1 of 20 Pages

_______________________________________________________________________________

CUSIP No.  740568 10 0                                                     13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                UM Holdings, Ltd. 22-1982496
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS (See Instructions)
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                  New Jersey
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       Zero
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       Zero
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       Zero
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       Zero
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             0
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                              [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.00%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
                HC and CO
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  740568 10 0                                                     13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                UM Equity Corp. 22-3343565
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS (See Instructions)
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       25,450
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       Zero
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       25,450
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       Zero
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             25,450
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                               [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 0.4%
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
                CO
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  740568 10 0                                                     13D
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                UM Investment Corp. 51-0266463
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a)  [ ]
                                                                (b)  [ ]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS (See Instructions)
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                            [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
_______________________________________________________________________________
               |     |
  NUMBER OF    |  7  |   SOLE VOTING POWER
   SHARES      |     |       Zero
BENEFICIALLY   |_____|________________________________________________________
  OWNED BY     |     |
   EACH        |  8  |   SHARED VOTING POWER
 REPORTING     |     |       Zero
PERSON WITH    |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       Zero
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       Zero
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             Zero
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES (See Instructions)                              [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                 Zero
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON (See Instructions)
                CO
______________________________________________________________________________

         The Schedule13-D of the filing persons is hereby amended as follows:

Item 5 - Interest in Securities of the Issuer.

         Item 5 of Schedule 13-D is amended in its entirety as follows:

                     "On August 27, 1999 the reporting persons ceased to be the beneficial owners of more than 5% of the Common Stock of PRWW. On that date, (1) UME sold 2,468,000 shares and UMI sold 210,000 shares of the Common Stock in private transactions to approximately 26 persons and (2) UME sold 322,000 shares of the Common Stock to PRWW. The sale price for each transaction was $6.00 per share.

                     "After these sales, UME owns 25,450 shares of the Common
                  Stock, or approximately 0.4% of the outstanding shares.

                     "Except for the foregoing transactions, no transactions
                  were effectuated during sixty days preceding the date of this Amendment by UM, UME or UMI or, to their knowledge, the persons listed on Schedule I."

Item 7 - Material to be Filed as Exhibits.

         Item 7 of Schedule 13D is amended by adding the following exhibits:

         Exhibit 1 -   Form of Stock Purchase Agreement dated August 20, 1999
                       (General)

         Exhibit 2 -   Form of Stock Purchase Agreement dated August 20, 1999
                       (Lubert)

         Exhibit 3 -   Form of Stock Purchase Agreement dated August 20, 1999
                       (COF)

---------------------------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 27, 1999
                                          /s/ John Aglialoro
                                          -------------------------------------
                                          John Aglialoro, Chairman
                                          UM Holdings, Ltd., UM Equity Corp.
                                          and UM Investment Corporation